Exhibit 99.1
FOR IMMEDIATE RELEASE
Thursday, April, 2007
7:30 A.M. CDT
BELO REPORTS RESULTS FOR FIRST QUARTER 2007
     DALLAS – Belo Corp. (NYSE: BLC) today reported net earnings per share of $0.15 for the first quarter of 2007 as compared to $0.16 in the first quarter of 2006.
     Robert W. Decherd, Belo’s chairman and Chief Executive Officer, stated, “Belo’s first quarter results reflect another quarter of outstanding revenue performance by our Television Group and excellent expense management across the Company, tempered by a challenging newspaper advertising environment. We are realizing the benefits of our proactive approach toward re-engineering Belo’s newspaper businesses, and we are diligently seeking efficiencies across the Company. The expanded partnership with Yahoo! announced by Belo and the Newspaper Consortium last week exemplifies the progress we’re making in reshaping Belo’s operations and pursuing new revenue opportunities, particularly those associated with Internet initiatives.”
First Quarter in Review
Consolidated
     Consolidated revenue for the first quarter of 2007 was $354 million, a decrease of 4.8 percent versus the first quarter of 2006, with Television Group revenue up 2.1 percent and Newspaper Group revenue down 11 percent on a reported basis, or approximately 9.3 percent after adjusting to exclude the extra Sunday in the first quarter of 2006. The Company’s total operating costs and expenses decreased 3.5 percent, benefiting from headcount reductions during 2006 at The Dallas Morning News and The Press-Enterprise, and significantly lower newsprint expense. Consolidated EBITDA decreased 1.1 percent.
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Belo Announces First Quarter 2007 Results
April 26, 2007
Page Two
Television Group
     Television Group revenue increased 2.1 percent in the first quarter versus the prior year despite cycling against almost $12 million in Olympics and political revenues in the first quarter of 2006. Total spot revenue, including political, grew 0.2 percent with a 3.7 percent increase in national spot revenue and a 0.3 percent increase in local spot revenue. Advertising revenue associated with Belo’s television station Web sites increased 30 percent in the first quarter to $5.2 million, up from $4 million in the first quarter of the prior year.
     Television Group segment costs and expenses increased 3.5 percent in the first quarter versus the same period last year, and Television Group segment EBITDA was essentially flat versus the prior year. The Television Group’s segment EBITDA margin of 37.3 percent was a record for the first quarter in a non-political year.
Newspaper Group
     Newspaper Group total revenue decreased 11 percent in the first quarter of 2007, or approximately 9.3 percent after adjusting to exclude the extra Sunday in the first quarter of 2006, reflecting soft newspaper advertising conditions, the Southern California housing market, and difficult comparisons for Belo newspapers relative to 2006 when Newspaper Group advertising revenues increased 2.7 percent for the first quarter. First quarter 2007 advertising revenues were weakest in January and improved in each successive month, with March ad revenues down six percent versus the prior year. Decreases were noted in retail, general and classified revenues, while part-run advertising revenue increased 3.7 percent. Internet advertising revenue, a component of total advertising revenue, increased 18 percent to $12.3 million.
     Newspaper Group segment costs and expenses decreased 11 percent versus the first quarter of last year, with tight cost controls and a 29 percent decrease in newsprint expense resulting from reduced newsprint prices and a decline in consumption, some of which was due to the Company’s strategic decisions to reduce third party circulation across the Company and to reduce state circulation at The Dallas Morning News. Newspaper Group segment EBITDA decreased 11 percent; however, segment EBITDA at The Dallas Morning News was higher versus the first quarter of 2006.
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Belo Announces First Quarter 2007 Results
April 26, 2007
Page Three
Corporate
     Corporate costs and expenses were $21.7 million in the first quarter of 2007 as compared to $19.4 million in the first quarter of 2006. First quarter 2007 expenses included anticipated technology transition costs and outsourcing fees that were approximately $4 million incremental to the prior year. All other Corporate expenses decreased approximately 9.5 percent.
     Other income (expense), net includes a $4 million credit from the settlement of the Company’s Hurricane Katrina-related insurance claim. Belo’s total depreciation and amortization expense increased 3.9 percent in the first quarter of 2007.
     Total debt at March 31, 2007, was $1.3 billion. The Company repurchased 198,000 shares in the first quarter for a total of $3.6 million and invested $15 million in capital expenditures. Interest expense increased $489,000, or 2.1 percent, in the first quarter. Belo’s leverage ratio, as defined in the Company’s credit facility, was 3.1 times at March 31, 2007.
Non-GAAP Financial Measures
A reconciliation of Consolidated EBITDA to net earnings is set forth in an exhibit to this release.
Other Matters
     Regarding Belo’s television retransmission agreements, Decherd said, “We continue to reach retransmission consent agreements that secure cash payments for delivery of Belo’s television signals. We are receiving substantial value for carriage of our local stations and cable news channels, and other programming services from cable providers, satellite distributors and broadband entrants under contracts negotiated to date. In 2007, we expect cash payments, which represent a portion of the value associated with these agreements, to total approximately $22 million. The quality of Belo’s television stations and the fast-growing markets in which we operate place us in a solid position for securing compensation for our content. It’s difficult to gauge how significant retransmission revenue can be for us over time, but we believe it can be a meaningful addition to Belo’s Television Group revenue profile.”
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Belo Announces First Quarter 2007 Results
April 26, 2007
Page Four
     Decherd also commented on an expense-related initiative. “Beyond our usual focus on costs, Dennis Williamson is leading a detailed enterprise-wide review of the Company’s expense structure,” he said. “As we reshape Belo’s businesses, it’s important to evaluate all aspects of our operations, constantly seeking more effective and efficient ways to serve audiences and advertisers. We expect this to be a dynamic, ongoing effort with positive impacts to Belo’s cost structure over time. We should be able to identify process improvements and other savings that will reduce the expense base of the Company.”
Second Quarter Outlook
     Commenting on expectations for the second quarter, Dennis A. Williamson, executive vice president/Chief Financial Officer, said, “We expect Television Group revenues to be up in the low-single digits in the second quarter as we cycle against $5.1 million in political revenue recorded in the second quarter of 2006. Early indications are that Newspaper Group revenues will be down, but we expect the rate of decline to be less than in the first quarter. We will continue monitoring expenses closely and we expect second quarter total operating costs and expenses to be down in the low-single digits. We expect newsprint expense to continue to show favorable comparisons to the prior year, but the rate of variance should lessen as we will have cycled through the reductions in third party and state circulation implemented on April 1, 2006.”
     A conference call to discuss this earnings release and other matters of interest to shareholders and analysts will follow at 3:00 p.m. CDT this afternoon. The conference call will be simultaneously Webcast on the Company’s Web site (www.belo.com/invest). Following the conclusion of the Webcast, a replay of the conference call will be archived on Belo’s Web site. To access the listen-only conference lines, dial 1-800-700-8174. A replay line will be open from 6:30 p.m. CDT on April 26 until 11:59 p.m. CDT on May 3, 2007. To access the replay, dial 800-475-6701 or 320-365-3844. The access code for the replay is 869315.
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Belo Announces First Quarter 2007 Results
April 26, 2007
Page Five
About Belo
     Belo Corp. is one of the nation’s largest media companies with a diversified group of market-leading television, newspaper, cable and interactive media assets. A Fortune 1000 company with 7,100 employees and $1.6 billion in annual revenue, Belo operates in some of America’s most dynamic markets in Texas, the Northwest, the Southwest, the Mid-Atlantic and Rhode Island. Belo owns 20 television stations, six of which are in the 15 largest U.S. broadcast markets. The Company also owns or operates seven cable news channels and manages one television station through a local marketing agreement. Belo’s daily newspapers are The Dallas Morning News, The Providence Journal, The Press-Enterprise (Riverside, CA) and the Denton Record-Chronicle (Denton, TX). The Company also publishes specialty publications targeting young adults, and the fast-growing Hispanic market, including Quick and Al Día in Dallas/Fort Worth, and El D and La Prensa in Riverside. Belo operates more than 30 Web sites associated with its operating companies. Additional information is available at www.belo.com or by contacting Carey Hendrickson, vice president/Investor Relations & Corporate Communications, at 214-977-6626.
     Statements in this communication concerning Belo’s business outlook or future economic performance, anticipated profitability, revenue, expenses, dividends, capital expenditures, investments, future financings, or other financial and non-financial items that are not historical facts, are “forward-looking statements” as the term is defined under applicable federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those statements.
     Such risks, uncertainties and factors include, but are not limited to, changes in capital market conditions and prospects, and other factors such as changes in advertising demand, interest rates and newsprint prices; newspaper circulation matters, including changes in readership patterns and demography, and audits and related actions by the Audit Bureau of Circulations; technological changes, including the transition to digital television and the development of new systems to distribute television and other audio-visual content; development of Internet commerce; industry cycles; changes in pricing or other actions by competitors and suppliers; regulatory changes; adoption of new accounting standards or changes in existing accounting standards by the Financial Accounting Standards Board or other accounting standard-setting bodies or authorities; the effects of Company acquisitions and dispositions; the recovery of the New Orleans market (where the Company owns and operates market-leading television station WWL-TV, the CBS affiliate) from the effects of Hurricane Katrina; general economic conditions; and significant armed conflict, as well as other risks detailed in Belo’s other public disclosures, and filings with the Securities and Exchange Commission (“SEC”) including the Annual Report on Form 10-K.

Belo Corp.
Consolidated Statements of Earnings

	Three months ended
	March 31,
In thousands, except per share amounts (unaudited)	2007	2006

Net Operating Revenues	$354,055	$371,723

Operating Costs and Expenses
Salaries, wages and employee benefits	140,377	148,366
Other production, distribution and operating costs	117,347	111,830
Newsprint, ink and other supplies	26,847	36,678
Depreciation	22,766	21,816
Amortization	2,066	2,087

Total operating costs and expenses	309,403	320,777

Earnings from operations	44,652	50,946

Other income and expense
Interest expense	(24,151)	(23,662)
Other income (expense), net	5,368	848

Total other income and expense	(18,783)	(22,814)

Earnings
Earnings before income taxes	25,869	28,132
Income taxes	10,418	10,832

Net earnings	$15,451	$17,300

Net earnings per share
Basic	$.15	$.16
Diluted	$.15	$.16

Average shares outstanding
Basic	102,271	106,141
Diluted	102,862	107,171

Cash dividends declared per share	$0.125	$0.10

Belo Corp.
Consolidated Condensed Balance Sheets

	March 31,	December 31,
In thousands	2007	2006

	(unaudited)

Assets
Current assets
Cash and temporary cash investments	$52,530	$46,291
Accounts receivable, net	243,480	276,825
Other current assets	57,726	61,047

Total current assets	353,736	384,163

Property, plant and equipment, net	556,818	560,494
Intangible assets, net	2,576,715	2,574,218
Other assets	100,141	95,403

Total assets	$3,587,410	$3,614,278

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$50,279	$79,605
Accrued expenses	100,393	102,004
Other current liabilities	73,510	77,303

Total current liabilities	224,182	258,912

Long-term debt	1,283,466	1,283,434
Deferred income taxes	435,290	435,154
Other liabilities	114,128	109,630
Total shareholders’ equity	1,530,344	1,527,148

Total liabilities and shareholders’ equity	$3,587,410	$3,614,278

Belo Corp.
Segment Information

	Three months ended
	March 31,
In thousands (unaudited)	2007	2006

Television Group
Net operating revenues	$178,342	$174,692
Segment costs and expenses	111,867	108,045

Segment EBITDA	$66,475	$66,647

Newspaper Group
Net operating revenues	$175,713	$197,031
Segment costs and expenses	151,047	169,455

Segment EBITDA	$24,666	$27,576

Corporate
Costs and expenses	$21,657	$19,374

Note 1:	Belo’s management uses segment EBITDA as the primary measure of profitability to evaluate operating performance and to allocate capital resources and bonuses to eligible operating company employees. Segment EBITDA represents a segment’s earnings before interest expense, income taxes, depreciation and amortization. Other income (expense), net is not allocated to the Company’s operating segments because it consists primarily of equity earnings (losses) from investments in partnerships and joint ventures and other non-operating income (expense).

Belo Corp.
Consolidated EBITDA

	Three months ended
	March 31,
In thousands (unaudited)	2007	2006

Consolidated EBITDA (1)	$74,852	$75,697
Depreciation and Amortization	(24,832)	(23,903)
Interest Expense	(24,151)	(23,662)
Income Taxes	(10,418)	(10,832)

Net Earnings	$15,451	$17,300

Note 1:	The Company defines Consolidated EBITDA as net earnings before interest expense, income taxes, depreciation and amortization. Consolidated EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States. Management uses Consolidated EBITDA in internal analyses as a supplemental measure of the financial performance of the Company to assist it with determining performance comparisons against its peer group of companies, as well as capital spending and other investing decisions. Consolidated EBITDA is also a common alternative measure of performance used by investors, financial analysts, and rating agencies to evaluate financial performance. Consolidated EBITDA should not be considered in isolation or as a substitute for net earnings, operating income, cash flows provided by operating activities or other income or cash flow data prepared in accordance with U.S. GAAP and this non-GAAP measure may not be comparable to similarly titled measures of other companies.